Exhibit 99.2

KOLIBRI GLOBAL ENERGY INC.

925 Broadbeck Drive, Suite 220

Thousand Oaks, California 91320

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN THAT the annual general meeting of the shareholders of Kolibri Global Energy Inc. (the “Company”) will be held at Marina del Rey Marriott, Marina Boardroom, 4100 Admiralty Way, Marina del Rey, California, on Wednesday, May 15, 2024 at the hour of 9:00 a.m. (local time in Marina del Rey, California), for the following purposes:

1.	to receive and consider the report of the directors and the consolidated financial statements of the Company together with the auditors’ report thereon for the financial year ended December 31, 2023;

2.	to fix the number of directors at five (5);

3.	to elect directors for the ensuing year;

4.	to appoint the auditors for the ensuing year and authorize the directors to fix the remuneration to be paid to the auditors; and

5.	to transact such further or other business as may properly come before the meeting and any adjournments thereof.

The accompanying management information circular provides additional information relating to the matters to be dealt with at the meeting and is deemed to form part of this notice of meeting.

This year, out of an abundance of caution, to proactively deal with the unprecedented public health impact of corona virus disease, also known as COVID-19, and to mitigate risks to the health and safety of our communities, shareholders, employees and other stakeholders, although we plan to hold an in-person meeting, we strongly recommend that shareholders vote by proxy or voting instruction form in advance of the meeting and DO NOT attend the meeting in person. Only the matters referred to in the accompanying Notice of Meeting will be addressed at the meeting.

Shareholders can join the meeting by telephone by requesting the dial-in details to our conference line from Katie Peterson at kpeterson@kolibrienergy.com. Please dial-in 5-10 minutes prior to the scheduled start time.

Shareholders who dial-in to our conference line will be not able to vote through this method. We recommend that you vote by proxy or voting instruction form in advance of the meeting.

DATED this 8th day of April, 2024.

By Order of the Board of Directors of
Kolibri Global Energy Inc.

“Wolf Regener”
WOLF REGENER
President and Chief Executive Officer